"From Camera to Customer, Turn to Us."



2 April 2004


Dear Shareholders:

In calendar 2003, your Company increased profitability by continuing to streamline cost infrastructure and introducing new services. We are taking steps to increase revenues to leverage our asset base and to enhance our banking relationships to provide growth capital

In 2003, Point.360 generated a profit of $3.1 million, or $0.33 per share, an increase of $0.3 million, or $0.03 per share from 2002. Excluding the write-off of $1.0 million (approximately $0.6 million after tax benefit, or $0.06 per share) related to a terminated proposed acquisition and financing package, 2003 net income would have been $3.7 million, or $0.39 per share, representing increases of 33% and 30%, respectively, over last year. This is a significant accomplishment considering that sales levels declined 5% from 2002.

Increased year-over-year profitability was due to gross margin improvement to 39% of sales in 2003 compared to 38% in 2002, and a reduction in selling, general and administrative costs (excluding the special charge) of $0.8 million in 2003 when compared to 2002.

In 2003, earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $12.8 million (21% of sales) compared to $12.7 million (19% of sales) in 2002. Before the special charge, EBITDA was $13.8 in 2003, an increase of 9% over 2002. While EBITDA is not a measurement of the cash generated from operating activities in accordance with generally accepted accounting principles
(GAAP), we believe it is a useful measure of cash flow available to the Company to pay interest, repay debt, make acquisitions or invest in new technologies. (Please refer to the enclosed Form 10-K for specific computations of EBITDA.)

During 2002, we repaid approximately $7.1 million of debt principal, including $2 million of voluntary prepayments, invested $1.2 million in new equipment and still increased our year-end cash balance to $7.2 million compared to $5.4 million at the end of 2002. Our net term debt (debt less cash on hand) decreased from $17.6 million to $8.7 million during 2003, a decline of $8.9 million.

Most importantly, our consistent performance resulted in better-than-market increases in the price of our common stock. In 2003, the S&P 500 and Dow Jones Industrial averages increased approximately 25%. NASDAQ increased approximately 50%. Point.360 increased 150%. We are pleased by the market's recognition of our accomplishments.

During 2003, we evaluated financing alternatives in connection with our proposed acquisition of three Canadian subsidiaries of Alliance Atlantis Communications Inc. These discussions were terminated, resulting in the above-mentioned write-off of deferred costs associated with the transactions.

In March 2004, we entered into a new revolving credit and term loan agreement with two of our existing banks that will reduce interest expense, lower debt service and provide greater financial flexibility. In 2004 alone, required monthly principal payments will be reduced by $3.7 million.

Our growth strategy includes streamlining and enhancing existing physical, digital and post production services. In November 2003, we took a major step to consolidate four Los Angeles area vault locations into a single state-of-the-art facility. When completed in 2004, the move will consolidate the storage of approximately one million client-owned elements to better serve our customers' physical and digital asset management needs and reduce duplicated costs.

We are continuing to build our sales and customer service presence to better serve our clients. We are also addressing strategic acquisitions to add new customers and broaden our technological capabilities. We are looking forward to success in these areas in 2004.

Sincerely,

Haig S. Bagerdjian
Chairman of the Board,
President and Chief Executive Officer